Exhibit 99.1

News Release

Rosetta Genomics Receives Approval from New York State for
First-of-its-kind Thyroid Cancer Diagnostic Assay

Conditional Approval makes RosettaGX Reveal™ Available in all 50 States

PHILADELPHIA and REHOVOT, Israel (February 18, 2016) – Rosetta Genomics Ltd. (NASDAQ: ROSG), a leading developer and provider of microRNA-based and other molecular diagnostic testing services, announces conditional approval status for RosettaGX Reveal™, its novel microRNA classifier for the diagnosis of indeterminate thyroid Fine Needle Aspirate (FNA) smears from the New York State Department of Health (NYSDOH) under the Company’s Molecular Oncology permit. RosettaGX Reveal is the only molecular test in the thyroid market that has been validated in a multicenter, international, blinded study using convenient, routinely prepared cytology slides.

The assay is CLIA certified, but New York requires an additional license from the NYSDOH for CLIA-certified tests to be offered to patients in the state. With this conditional approval, RosettaGX Reveal is now available in all 50 states. In making the assay available pending final approval, the NYSDOH requires the Company to provide any additional information that it may request within 60 business days.

“We are very pleased to have approval to market this important cancer diagnostic for the benefit of physicians and patients in the vast New York market," stated Kenneth A. Berlin, President and Chief Executive Officer of Rosetta Genomics. “It is estimated that nearly 550,000 FNAs are performed on thyroid nodules each year in the U.S. and that approximately 740,000 are performed annually in Europe. Interpretation of FNA samples is not always straightforward, leading to an indeterminate result in up to 30% of the samples. Many patients with indeterminate results undergo surgery as a precaution despite the fact that up to 80% of these cases are benign. This exposes patients to unnecessary surgical risk and costs the healthcare system hundreds of millions of dollars. Through an analysis of our validation study data, we believe we can help prevent up to 75% of unnecessary thyroid surgeries.”

“In addition to this expanded geographic access, recent managed care contracting initiatives have resulted in covered lives for RosettaGX Reveal exceeding 150 million in the U.S. These increases in geographic and health insurance access, along with the potential health economic benefits the RosettaGX Reveal assay can bring by avoiding unnecessary surgeries, should enhance adoption into a market valued at more than $350 million annually in the U.S. alone. This market is one that continues to see accelerating penetration of molecular classifiers such as RosettaGX Reveal, which we expect to continue over the next several years,” added Mr. Berlin.

About Rosetta Genomics

Rosetta develops and commercializes a full range of microRNA-based and other molecular diagnostics. Rosetta’s integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta is working on the application of these technologies in the development and commercialization of a full range of microRNA-based diagnostic tools. Through the acquisition of PersonalizeDx, the Company now offers core FISH, IHC and PCR-based testing capabilities and partnerships in Pathology, Oncology and Urology that provide additional content and platforms that complement Rosetta’s microRNA and Next-Gen Sequencing offerings. RosettaGX Reveal™, a Thyroid microRNA Classifier for the diagnosis of indeterminate thyroid FNA smears, as well as the full RosettaGX™ portfolio of cancer testing services are commercially available through the Company’s Philadelphia, PA- and Lake Forest, CA-based CAP-accredited, CLIA-certified labs, respectively. For more information visit www.rosettagx.com.

Forward-Looking Statement Disclaimer

Various statements in this release concerning Rosetta’s future expectations, plans and prospects including, but not limited to statements relating to potential health economic benefits of Rosetta tests, adoption of the Rosetta Genomics tests or penetration of those tests into the marketplace, benefits to physicians and patients, and Rosetta Genomics achieving New York State final approval for any or all of its tests, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including those risks more fully discussed in the "Risk Factors" section of Rosetta’s Annual Report on Form 20-F for the year ended December 31, 2014 as filed with the SEC. In addition, any forward-looking statements represent Rosetta’s views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Rosetta Genomics Contact:	Rosetta Genomics Investor Contact:
Ken Berlin, President & CEO	LHA
267.298.1159	Anne Marie Fields
investors@rosettagenomics.com	(212) 838-3777
afields@lhai.com

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